UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the nine-month period ended December 31, 2008
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Conventions used in this report
Unless otherwise stated in this report or unless the context otherwise requires, references herein to “we,” “us,” “our,” “Sterlite,” the “Company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, and its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Hindustan Zinc Limited, or HZL, and Talwandi Sabo Power Limited or TSPL. Our financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, the Anil Agarwal Discretionary Trust, or the Agarwal Trust, Onclave PTC Limited, or Onclave, The Madras Aluminium Company Limited, or MALCO, India Foils Limited, or IFL, Sterlite Technologies Limited, or STL ,Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Industries Limited and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.
In this report, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminum are to the cash seller and settlement price on the LME for copper, zinc or aluminum for the period indicated.
In this report, all references herein to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupee” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents and references to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms. References to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb. Unless otherwise indicated, the accompanying financial information for our company has been prepared in accordance with US generally accepted accounting principles, or US GAAP, for the fiscal years ended March 31, 2008 and for the nine-month period ended December 31, 2007 and 2008. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
Special note regarding forward-looking statements
This report contains “forward-looking statements,” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include but are not limited to:
•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our planned entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
These and other factors are more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report and in our other filings with the US Securities and Exchange Commission, or the SEC, including “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in our annual report on Form 20-F (Registration No. 001-33175). In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the nine-month period ended December 31,	2007	2008	2008
	(Rs. in millions)		(US dollars in millions)
Sales
— External	192,245	176,887	3,641.1
— Related parties	3,055	5,711	117.6
Less : Excise duty	(16,032)	(13,536)	(278.6)

Net sales	179,268	169,062	3,480.1
Other operating revenues	1,761	2,511	51.7

Total revenue	181,029	171,573	3,531.8
Cost of sales	(119,717)	(128,674)	(2,648.7)
Selling and distribution expenses	(2,650)	(2,885)	(59.4)
General and administration expenses	(3,423)	(3,177)	(65.4)
Losses, write offs and provision for investments and loans	—	(145)	(3.0)

Operating income	55,239	36,692	755.3
Interest and dividend income	4,473	12,691	261.2
Interest expense	(2,481)	(3,595)	(74.0)
Net realized and unrealized investment gain	3,502	2,232	45.9

Income before income taxes, minority interests and equity in net income / (loss) of associate	60,733	48,020	988.4
Income taxes
— Current	(14,131)	(7,502)	(154.4)
— Deferred	(1,873)	(344)	(7.1)

Income after income taxes, before minority interests and equity in net income / (loss) of associate	44,729	40,174	826.9
Minority interests	(13,925)	(10,376)	(213.6)
Equity in net income / (loss) of associate, net of taxes	888	(3,271)	(67.3)

Net income	31,692	26,527	546.0
Earnings per share (Note 13)	47.67	37.44	0.77
Weighted average number of equity shares used in computing earnings per share	664,858,077	708,494,411	708,494,411
     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	March 31,	December 31,	December 31,
As of	2008	2008	2008
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	12,363	32,034	659.4
Restricted — cash, deposits and investments	1,659	1,786	36.8
Short-term investments and deposits	154,364	156,700	3,225.6
Accounts receivable, net	15,652	11,284	232.3
Inventories	33,358	28,037	577.1
Deferred income taxes	421	276	5.7
Other current assets, net	14,138	30,932	636.7

Total current assets	231,955	261,049	5,373.6

Non-current assets
Long-term investments	1,123	1,039	21.4
Investment in associate	19,524	15,113	311.1
Deferred income taxes	374	217	4.4
Property, plant and equipment, net	121,582	144,749	2,979.6
Other non-current assets, net	1,621	1,539	31.7

Total non-current assets	144,224	162,657	3,348.2

Total assets	376,179	423,706	8,721.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debt	10,190	17,626	362.8
Accounts payable	44,811	48,626	1,000.9
Accrued expenses	1,921	2,228	45.9
Current income taxes payable	1,067	1,570	32.3
Deferred income taxes	765	214	4.4
Other current liabilities	7,305	9,653	198.7

Total current liabilities	66,059	79,917	1,645.0

Non-current liabilities
Long-term debt, net of current portion	9,949	14,037	289.0
Deferred income taxes	16,369	16,489	339.4
Other non-current liabilities	4,581	3,270	67.3

Total non-current liabilities	30,899	33,796	695.7

Total liabilities	96,958	113,713	2,340.7

Commitments and contingencies (Note 11)
Minority interests	58,098	67,803	1,395.7
Shareholders’ equity
Equity Shares — par value Rs.2 per equity share (925,000,000 shares authorized as of March 31, 2008 and December 31, 2008; 708,494,411 equity shares issued and outstanding as of March 31, 2008 and December 31, 2008) (Note 10)	1,417	1,417	29.2
Additional paid-in capital	106,426	106,426	2,190.7
Retained earnings	113,598	136,810	2,816.2
Accumulated other comprehensive (losses) / income	(318)	(2,463)	(50.7)

Total shareholders’ equity	221,123	242,190	4,985.4

Total liabilities and shareholders’ equity	376,179	423,706	8,721.8

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the nine-month period ended December 31,	2007	2008	2008
	(Rs. in millions)	(Rs. in millions)	(US dollars in
			millions)
			(Note 2)
Cash flows from operating activities
Net income	31,692	26,527	546.0
Adjustments to reconcile net income to net cash (used in) / provided by operating activities
Depreciation, depletion and amortization	5,138	5,714	117.6
Net realized and unrealized investment gains	(3,502)	(2,232)	(45.9)
Gain on sale of property, plant and equipment, net	—	(11)	(0.2)
Equity in net (income) / loss of associate	(888)	3,271	67.3
Impairment of investments & guarantees	—	145	3.0
Deferred income taxes	1,873	344	7.1
Minority interests	13,925	10,376	213.6
Other non cash expense	12	—	—
Changes in assets and liabilities:
Accounts receivable, net	1,065	4,372	90.0
Other current and non-current assets, net	(1,347)	(8,066)	(166.0)
Inventories	(6,401)	5,319	109.4
Accounts payable and accrued expenses	(54)	7,664	157.8
Other current and non-current liabilities	1,889	(5,512)	(113.5)
Short-term investments	(97,071)	(1,176)	(24.2)

Net cash (used in) / provided by operating activities	(53,669)	46,735	962.0

Cash flows from investing activities
Purchases of property, plant and equipment	(15,014)	(25,895)	(533.0)
Proceeds from sale of property, plant and equipment	21	62	1.3
Net changes in restricted — deposits and investments	(200)	(120)	(2.5)
Advance to related party	(12,330)	(6,041)	(124.4)
Short-term deposits	—	1,054	21.7

Net cash (used in) investing activities	(27,523)	(30,940)	(636.9)

Cash flows from financing activities
Proceeds from issuance of equity shares, net	80,516	—	—
Net changes in restricted cash	85	(7)	(0.1)
Proceeds from/(repayment of) short-term debt, net	6,819	2,240	46.1
Proceeds from long-term debt	—	9,552	196.6
Repayment of long-term debt	(6,304)	(3,361)	(69.2)
Payment of dividends,(including dividend tax)	(935)	(3,812)	(78.5)

Net cash provided by financing activities	80,181	4,612	94.9

Effect of exchange rate changes on cash and cash equivalents	18	(736)	(15.1)
Net increase / (decrease) in cash and cash equivalents	(993)	19,671	404.9

Cash and cash equivalents at the beginning of the period	9,436	12,363	254.5

Cash and cash equivalents at the end of the period	8,443	32,034	659.4

Supplementary information:
Interest paid	2,017	2,249	46.3
Income taxes paid	13,715	6,887	141.8
     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

					Accumulated
					other
	Equity shares		Additional		comprehensive		Total
	No. of		paid-in-	Retained	income	Comprehensive	Shareholders’
	shares	Par value	capital	earnings	/(loss)	income/(loss)	Equity
Balance at April 1, 2007	558,494,411	1,117	26,220	70,463	(840)	—	96,960
Adoption of FIN 48				535			535
Share Issued (Note 10)	150,000,000	300	80,216				80,516
Net income				31,692		31,692	31,692
Unrealized gain on available-for-sale securities, net of tax of Rs. 44 million.					85	85	85
Foreign currency translation adjustment					31	31	31
Unrealized loss on cash flow hedges, net of tax of Rs. 126 million.					(372)	(372)	(372)
Comprehensive income						31,436

Balance at December 31, 2007	708,494,411	1,417	106,436	102,690	(1,096)		209,447

					Accumulated
					other			Total
	Equity shares		Additional		comprehensive		Total	(US dollars in
	No. of		paid-in-	Retained	income	Comprehensive	Shareholders’	millions)
	shares	Par value	capital	earnings	/(loss)	income/(loss)	Equity	(Note 2)
Balance at April 1, 2008	708,494,411	1,417	106,426	113,598	(318)	—	221,123	4,551.7
Net income				26,527		26,527	26,527	546.0
Dividend (including dividend tax)				(3,315)			(3,315)	(68.2)
Unrealized loss on available-for-sale securities, net of tax of Rs. 28 million ($0.6 million)					(54)	(54)	(54)	(1.1)
Foreign currency translation adjustment					(738)	(738)	(738)	(15.2)
Unrealized loss on cash flow hedges, net of tax Rs. 964 million ($19.8 million)					(1,353)	(1,353)	(1,353)	(27.8)
Comprehensive income						24,382

Balance at December 31, 2008	708,494,411	1,417	106,426	136,810	(2,463)		242,190	4,985.4

Balance at December 31, 2008 (in US dollars in millions) (Note 2)		29.2	2,190.7	2,816.2	(50.7)		4,985.4

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Background and Operations
     Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in the businesses of mining, smelting and refining non-ferrous metals in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. Its shares are listed in India on the National Stock Exchange of India Limited and the Bombay Stock Exchange Limited. SIIL’s American Depositary Shares (“ADSs”), each representing one equity share, are listed on the New York Stock Exchange.
     SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”), which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star held 57.0% of SIIL’s equity as on December 31, 2008.
     The Company’s copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements for its smelter.
     The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). The Company has a 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead-zinc mines in Northwest India, three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India and one zinc melting plant in North India.
     The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”), in which the Company has a 51.0% ownership interest and the remaining interest is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India.
     The Company owns a 29.5% minority interest in Vedanta Aluminium Limited (formerly Vedanta Alumina Limited) (“Vedanta Aluminium”), a 70.5%-owned subsidiary of Vedanta. Vedanta Aluminium commenced construction of an aluminum refinery in the State of Orissa in Eastern India during fiscal 2004. On August 8, 2008, the Supreme Court of India cleared Vedanta Aluminium’s bauxite mining project in the Niyamgiri Hills. This project had been the subject of litigation. Vedanta Aluminium began the progressive commissioning of the greenfield alumina refinery in March 2007 and the first stream became fully operational during the fiscal quarter ended September 30, 2008.
     The Company acquired a 100% ownership interest in Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in power generation business in India. SEL has commenced construction of the first phase of a pit-head thermal coal-based power facility in the state of Orissa in Eastern India.
     In July 2008, following a competitive bidding process in which SEL was selected as the successful bidder, SEL entered into an agreement to acquire a 100% ownership interest in Talwandi Sabo Power Limited (“TSPL”), a company created by the Punjab State Electricity Board of India for the purpose of undertaking a 1,980 MW thermal power project in the State of Punjab, India. On September 1, 2008, the Company completed the acquisition of TSPL through SEL for a purchase price of Rs. 3,868.4 million.
2. Significant Accounting Policies
Basis of preparation
     The unaudited condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which include industry practices. The unaudited condensed consolidated financial statements are presented in Indian Rupee (“Rs.”). Certain financial information that is normally included in annual financial statements, including certain financial statement notes, prepared in accordance with US GAAP, is not required for interim reporting purposes and has been condensed or omitted.
     The financial information with respect to the nine-month periods ended December 31, 2007 and 2008 is unaudited and as of and for the year ended March 31, 2008 is derived from the audited financial statements of the Company. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the nine-month period ended December 31, 2008 are not necessarily indicative of results to be expected for the full year.
Basis of consolidation
     The consolidated financial statements include the results of SIIL and all its wholly-owned subsidiaries and other subsidiaries in which a controlling interest is maintained. There are no Variable Interest Entities to be consolidated in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities (revised December 2003) — an interpretation of ARB No. 51” (FIN 46(R)).
     All significant inter-company balances and transactions, including unrealized profits arising from transactions between the subsidiaries, have been eliminated upon consolidation.
     Non-Indian subsidiaries have a functional currency (i.e., the currency in which activities are primarily conducted) of the country in which a subsidiary is domiciled. Foreign subsidiaries’ assets and liabilities are translated to Indian Rupee at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in a subsidiary’s functional currency are reported in shareholders’ equity as a component of accumulated other comprehensive income. Minority interests in subsidiaries represent the minority shareholders’ proportionate share.
Convenience translation
     The accompanying unaudited condensed consolidated financial statements are presented in Indian Rupee, the functional currency of the Company. Solely for the convenience of the readers, the unaudited condensed consolidated financial statements as of and for the nine months ended December 31, 2008 have been translated into US dollars (“$”) at the noon buying rates of $1.00 = Rs. 48.58 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.
Income taxes
     The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.
     In accordance with the adoption of FIN 48, we evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based on its technical merits. If a tax position does not meet the more likely than not standard, a liability is established. Additionally, for a position that is determined to, more likely than not, be sustainable, we measure the benefit at the highest cumulative probability of being realized and establish a liability for the remaining portion. A material change in our tax liabilities could have an impact on our results. The Company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense.

Recently issued accounting pronouncements
     Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the standard did not have a material effect on the consolidated financial position or results of operation of the Company.
     In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position and results of operation for items within the scope of FSP 157-2, which will become effective beginning with the Company’s first quarter of 2009.
     SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”(“SFAS 159”) SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. The Company has elected not to value any of its financials assets and liabilities other than those required by standard prior to SFAS 159.
     SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact on the adoption of SFAS 160 will have on the Company’s financial reporting and disclosures.
     SFAS No. 141(R), “Business Combination”
     In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combination” (“ SFAS 141(R)”). SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 141(R) will have on the Company’s financial reporting and disclosures.
     SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”), which modifies and expands the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation and requires quantitative disclosures about fair value amounts and gains and losses on derivative instruments. It also requires disclosures about credit-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 161 will have on the Company’s financial reporting and disclosures.

3. Interest and dividend income
     Interest and dividend income include foreign currency gain/ (loss) on foreign currency investments.
4. Inventories
     Inventories consist of the following as of the date indicated:

			December 31,
	March 31,	December 31,	2008
	2008	2008	(US dollars in
	(Rs. in millions)	(Rs. in millions)	millions)
Finished goods	1,233	2,611	53.7
Work-in-progress	11,580	6,776	139.5
Raw materials	16,554	14,026	288.7
Stores and spares	3,991	4,624	95.2

Inventories	33,358	28,037	577.1

5. Accounts receivable, net
     Accounts receivable, net consists of the following as of the date indicated:

			December 31,
	March 31,	December 31,	2008
	2008	2008	(US dollars in
	(Rs. in millions)	(Rs. in millions)	millions)
Accounts receivable	13,352	9,748	200.7
Related party receivable	2,312	1,556	32.0

Total receivables	15,664	11,304	232.7
Allowances for doubtful accounts	(12)	(20)	(0.4)

Accounts receivable, net	15,652	11,284	232.3

6. Other current and non-current assets, net
     Other current and non-current assets consist of the following as of the date indicated:

			December 31,
	March 31,	December 31,	2008
	2008	2008	(US dollars in
	(Rs. in millions)	(Rs. in millions)	millions)
Other current and non-current assets	12,029	22,695	467.2
Advances to related party	3,890	9,936	204.5

Total other current and non-current assets	15,919	32,631	671.7
Allowances for doubtful advances	(160)	(160)	(3.3)

Other current and non-current assets,net	15,759	32,471	668.4

7. Short-term and long-term debt
     Short-term debt represents borrowings with an original maturity of less than one year. Long-term debt represents borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder or the Company. Interest rates on floating-rate debt are generally linked to benchmark rates.
     Working capital loans
     The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency (“PCFC”), cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2008 and December 31, 2008 were Rs. 6,119 million and Rs. 4,823 million ($99.3 million), respectively. The facility consisted of Rs. 4,374 million ($90.0 million) working capital loan outstanding as of December 31, 2008, which is a US dollar denominated PCFC loan, and a Rs. 449 million ($9.2 million) cash credit facility. Interest on the PCFC facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 121 basis points. These working capital loans are secured against the inventories and trade accounts receivables.
     Foreign currency loans
     The Company had a US dollar denominated unsecured term loan facility of $92.6 million, the purpose of which was to refinance foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which was repaid in June 2007 and a Tranche B of $25.0 million which was repaid by September 2008. As allowed by the loan agreement, in April, 2006 the Company converted these loans into Japanese yen loans amounting to Tranche A of Japanese yen 8,012.6 million and Tranche B of Japanese yen 2,862.5 million. Amounts due under this facility as of March 31, 2008 and December 31, 2008 were Rs. 1,147 million and nil, respectively.
     In September 2005, the Company entered into an unsecured term loan facility consisting of Japanese yen 3,570 million and $19.7 million, the purpose of which was to refinance foreign currency borrowings made in August 2002. The entire loan has been repaid on or prior to December 31, 2008. The balances under this facility as of March 31, 2008 and December 31, 2008 were Rs. 443 million and nil, respectively.
     In November 2008, the Company entered into an US dollar denominated unsecured loan facility of $25 million, from DBS Bank Ltd (“DBS”), arranged by DBS, Mumbai Branch, out of which $16.0 million was drawn down at the coupon interest rate of LIBOR plus 345 basis point per annum. The loan is repayable in three equal yearly installments beginning in November 2013. As of December 31, 2008, the balance under this facility was Rs. 775 million ($16.0 million).
     Term loans
     As of December 31, 2008, the Company had six term loans which consist of two term loans from the ABN AMRO BANK N.V. (“ABN AMRO”), two from the Industrial Development Bank of India (“IDBI”) and two from the Industrial Credit & Investment Corporation of India (“ICICI”).
     The two term loans from ABN AMRO are pursuant to an Indian Rupee fixed rate term loan facility totaling Rs. 17,000 million, of which Rs. 15,904 million had been drawn down at an average interest rate of 7.3% per annum. The interest rate has been reset to 8.1%. These loans are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 10,000 million is outstanding, is repayable in 12 quarterly installments beginning January 2007, of which Rs. 7,949 million was paid by December 31, 2008. The second loan of Rs. 5,904 million is repayable in eight quarterly installments due to commence in May 2009. However, Rs. 2,127 million of the second loan has been prepaid. As of March 31, 2008 and December 31, 2008, the balances due under these loans were Rs. 7,599 million and Rs. 5,828 million ($120.0 million), respectively.
     Pursuant to the approval of the Board of Industrial and Financial Reconstruction (“BIFR”) for the rehabilitation scheme of India Foils Limited (“IFL”), the Company took over two loans aggregating to Rs. 1,022.5 million granted by ICICI Bank Limited (“ICICI Bank”) on the same terms and conditions by way of a novation agreement entered into among the Company, IFL and ICICI Bank in November 2008. The first loan, under which Rs. 772.5 million is outstanding at an interest rate of 10% per annum, is repayable in 12 quarterly installments beginning November 2008, of which Rs. 61.9 million was paid by December 31, 2008. The second loan of Rs. 250 million has an interest rate of 10% per annum and is repayable in 16 quarterly installments beginning November 2008, of which Rs. 15.6 million was paid by December 31, 2008. As of December 31, 2008, the total balance due under these loans was Rs. 945 million ($19.5 million). These are unsecured debts.
     The two loans from IDBI are pursuant to an Indian Rupee fixed rate term loan facility totaling Rs. 2,500 million. The first loan of Rs. 1,500 million was taken in September, 2008, has an interest rate of 12% per annum and is repayable in March 2009. The second loan of Rs. 1,000 million was taken in December, 2008, has interest rate of 12.75% per annum and is repayable in June 2009.
     Buyers’ credit
     As of December 31, 2008, the Company utilized extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2008 and December 31, 2008, the balances were Rs. 3,047 million and Rs 6,176 million ($127.1 million), respectively. These loans bear interest at LIBOR plus 120 basis points. These are unsecured debts.
     Non-convertible debentures
     As of December 31, 2008, the Company had four debentures issues which consist of three issues to the Life Insurance Corporation of India (“LIC”) and one issue to the

Reliance Capital Trustee Co. Limited (“RCTCL”).
     In April 2003, the Company issued Rs. 1,000 million ($20.6 million) Indian Rupee denominated non-convertible debentures to LIC. The debentures were established in two tranches. Tranche A, which is in the amount of Rs. 400 million ($8.2 million), is due in April 2010, and Tranche B, which is in the amount of Rs. 600 million ($12.4 million), is due in April 2013. Interest rates are linked to annualized Indian Government Security rates. The applicable interest rate is 9.25% per annum. These debentures are secured by certain of SIIL’s immoveable properties.
     In November 2008, the Company issued Rs. 5,000 million ($102.9 million) nonconvertible debentures to LIC. The applicable interest rate is 12.25% per annum. The debentures shall be secured by a mortgage over an immovable property located either in the State of Maharashtra or the State of Gujarat and a first pari passu charge over movable and other immovable properties of BALCO. The debentures are repayable in three equal yearly installments beginning November 2013.
     In December 2008 the Company issued Rs. 1,000 million ($20.6 million) Indian Rupee denominated non-convertible debentures to RCTCL. The debentures are due in March, 2009. Interest rate on the debentures is linked to the National Stock Exchange of India overnight Mumbai Inter Bank Offer Rate (“MIBOR”). The applicable interest rate is MIBOR plus 0.50% per annum.
     Short-term and current portion of long-term debt consist of the following as of the date indicated:

	March 31, 2008	December 31, 2008	December 31, 2008
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Short-term debt with banks and financial institutions	6,119	8,323	171.3
Current portion of long-term debt(1)	4,071	9,303	191.5

Short-term and current portion of long-term debt	10,190	17,626	362.8
Weighted average interest rate on short-term debts	4.6%	6.5%	6.5%
Unused line of credit on short-term debts	46,393	46,970	966.9

Note:

(1)	Include debts outstanding to related party of Rs. 2,978 million ($61.3 million) and Rs. 281 million ($5.8 million) as of December 31, 2008 and March 31, 2008, respectively.
     Long-term debt, net of current portion consists of the following as of the date indicated:

	March 31, 2008	December 31, 2008	December 31, 2008
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Bank and financial institutions	12,293	13,757	283.2
Non-convertible debentures	1,000	6,000	123.5
Others(1)	727	3,583	73.8

Long-term debt	14,020	23,340	480.5
Less : Current portion of long-term debt	(4,071)	(9,303)	(191.5)

Long-term debt, net of current portion	9,949	14,037	289.0

Note:

(1)	Include debts outstanding to related party of Rs. 2,978 million ($61.3 million) and Rs. 281 million ($5.8 million) as of December 31, 2008 and March 31, 2008, respectively.
8. Business Combinations
a. Call option — HZL
     The Company’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”), has the right to purchase all of the Government of India’s remaining shares in HZL at fair market value. As of March 31, 2008 and December 31, 2008, the Government of India’s holding in HZL was 29.5%. This call option is subject to the right of the Government of India to sell 3.5% of HZL to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. With effect from April 11, 2007, SOVL has the right to purchase all of the Government of India’s remaining shares in HZL. The option has no expiry date. The Company has not yet exercised the option. The Company continues to engage in talks with the Government of India to agree on a process to complete the transaction.
b. Call option — BALCO
     The Company purchased a 51% holding in BALCO from the Government of India on March 2, 2001. Under the terms of this purchase agreement for BALCO, the Company has a call option that allows it to purchase any remaining Government holding in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. The Company sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. The High Court directed on August 7, 2006 that the parties attempt to settle the dispute by way of a mediation process as provided for in the shareholders’ agreement. However, the parties were unable to come to an agreement through the mediation process. The dispute now moves to an arbitration process under terms established by order of High Court. The arbitration tribunal has been constituted. The first meeting of the arbitration tribunal is scheduled for February 16, 2009.
9. Accumulated other comprehensive (loss) / income
     The components of accumulated other comprehensive losses consist of the following as of the date indicated:

	March 31, 2008	December 31, 2008	December 31, 2008
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Unrealized gain on available-for-sale securities	58	3	0.1
Foreign currency translation adjustment	(72)	(809)	(16.7)
Unrealized (loss) on cash flow hedges	(304)	(1,657)	(34.1)

Accumulated other comprehensive losses	(318)	(2,463)	(50.7)

10. Shareholders’ equity
Issued shares
     SIIL’s issued equity share capital as of March 31, 2008 and December 31, 2008 was Rs. 1,417 million and Rs. 1,417 million ($29.2 million), consisting of 708,494,411 shares, respectively, of Rs. 2 each including 4,099,400 equity shares allotted as fully paid upon conversion of 50,000 foreign currency redeemable convertible bonds.
     SIIL issued an additional 150,000,000 equity share in June 2007, resulting in an increase in issued equity share capital from 558,494,411 shares to 708,494,411 shares.
     Retained earning includes among others balances of general reserve, debenture redemption reserve and preference share redemption reserve.
General reserves
     Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves as determined in accordance with applicable regulations were Rs. 3,602 million ($74.1 million) as of March 31, 2008 and December 31, 2008.
Debenture redemption reserve
     The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as of March 31, 2008 and December 31, 2008 include Rs. 146 million ($3.0 million) of debenture redemption reserve.
Preference share redemption reserve
     The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the company which otherwise would be available for dividends or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (shares premium account) or net income, before the shares are redeemed.

     If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilized for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. Retained earnings of the standalone financial statements of SIIL includes Rs. 769 million ($15.8 million) of preference share redemption reserve as of March 31, 2008 and December 31, 2008.
Dividends
     Each equity share holder is entitled to dividends as and when the Company declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Equity dividends paid were nil for the year ended March 31, 2008 and Rs. 2,833.9 million ($58.3 million) for the nine-month period ended December 31, 2008. Dividend distribution taxes on the equity dividends were nil for the year ended March 31, 2008 and Rs 481.6 million ($9.9 million) for the nine-month period ended December 31, 2008.
     Dividends are payable from the profits determined under Indian GAAP statutory standalone financial statements of SIIL and its subsidiaries. Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.
11. Commitments, Contingencies, and Guarantees
(a) Commitments and Contingencies
(i) Commitments
     The Company has a number of continuing operational and financial commitments in the normal course of business including completion of the construction and expansion of certain assets.
•	Capital commitments
     Significant capital commitments of the Company as of December 31, 2008 amounted to Rs. 85,495 million ($1,759.9 million) and these are related to the capacity expansion projects including commitments amounting to Rs. 35,933 million ($739.7 million) for the Company’s new energy business.
•	Export obligations
     The Company has export obligations of Rs. 64,807 million ($1,334.0 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 9,140 million ($188.1 million), reduced in proportion to actual exports. Due to a remote likelihood of the Company being unable to meet its export obligations, no loss is anticipated with respect to these obligations and hence no provision has been made in its unaudited condensed consolidated financial statements.
(ii) Contingencies
     The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claims related to these tax liabilities are Rs. 4,741 million ($97.6 million). Management has evaluated these contingencies and hence has recorded Rs. 647 million ($13.3 million) as current liabilities as of December 31, 2008.
     Claims by third parties amounted to Rs 4,432 million ($91.2 million) as of December 31, 2008. No liability has been recorded against these claims, based on management’s estimate that none of these claims would become obligations of the Company. The Company intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the

Company is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations.
     Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying consolidated financial statements.
(b) Guarantees and Put Option
     The Company has given guarantees on the issuance of customs duty bonds amounting to Rs. 878 million ($18.1 million) for import of capital equipment at concessional rates of duty. The Company has fulfilled its obligations under the bonds and procedural formalities are yet to be completed by the authorities for releasing the bonds. The Company does not anticipate any liability on these guarantees.
     Pursuant to the approval of the BIFR for the rehabilitation scheme of IFL, the Company was allotted preference shares of IFL amounting to Rs. 1,520 million in payment of the net loans and guarantees aggregating to Rs. 1,557 million that devolved on the Company during the nine months ended December 31, 2008. The Company subsequently sold the preference shares for a nominal value and incurred a loss of Rs. 1,520 million. Losses, write offs and provision for investments and loans for the nine months ended December 31, 2008 represents the difference of Rs. 145 million between the loss of Rs. 1,520 million on the sale of the preference shares and the write back of provision of Rs. 1,375 million made previously.
     The Company has provided guarantees on behalf of IFL for its loan obligations to the extent of Rs. 295 million ($6.1 million). There was no outstanding amounts against these guarantees as of December 31, 2008. The Company is awaiting the No Objection Certificate from ABN AMRO to relinquish the guarantees.
     The Company has issued a corporate guarantee of Rs. 11,000 million ($226.4 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company has also issued a corporate guarantee of Rs. 14,756 million ($303.7 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India and Rs. 269 million ($5.5 million) for Raw Material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company is liable to pay the dues to the government. With respect to the corporate guarantee of Rs. 11,000 million ($226.4 million), Vedanta Aluminium has issued a counter guarantee to the Company indemnifying the Company for any liability on such guarantee. As of December 31, 2008, management determined that the Company has no liability on either of these guarantees.
     The Company has given a bank guarantee amounting to Australian Dollar 5.0 million (Rs. 168 million or $3.5 million) in favor of the Ministry for Economic Development, Energy and Resources as a security against rehabilitation liability on behalf of CMT. The same guarantee is backed by the issuance of a corporate guarantee of Rs. 320 million ($6.6 million). These liabilities are fully recognized in the consolidated financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given bank indemnity guarantees amounting to Australian Dollar 2.9 million (Rs. 95 million or $2.0 million) in favor of the State Government of Queensland, Australia as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability is fully recognized in the financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given performance bank guarantees amounting to Rs. 2,947 million ($60.7 million) as of December 31, 2008. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of December 31, 2008 is Rs. 1,941 million ($40.0 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 478 million ($9.8 million) for litigation, against provisional valuation and for other liabilities. The management of the Company does not expect any liability on these guarantees.
     The Company gave an irrevocable letter of credit amounting to Rs. 2,423 million ($50.0 million) in favor of the Asarco LLC, USA (“Asarco”) as a security deposit at the time of the Company entered into a Purchase and Sale Agreement (“PSA”) with Asarco.
     The Company’s outstanding guarantees and put option cover obligations aggregating Rs. 34,691 million ($714.1 million) as of December 31, 2008. The Company estimates that the likelihood of these claims becoming obligations of the Company is remote and as such no provision has been made in the financial statements for these guarantees and put option.

12. Income Taxes
     The following are the details of tax expense charged to statements of operations for the periods indicated:

	Nine months ended
	December 31, 2007	December 31, 2008	December 31, 2008
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current tax:
Indian income tax	13,466	6,250	128.6
Foreign income tax	665	1,252	25.8

Total current tax	14,131	7,502	154.4

Deferred tax:
Indian income tax	1,819	296	6.1
Foreign income tax	54	48	1.0

Total deferred tax	1,873	344	7.1

Income taxes for the period	16,004	7,846	161.5
Effective tax rate	26.4%	16.3%	16.3%
     The following are the details of the deferred tax assets and liabilities as of the dates indicated:

	March 31, 2008	December 31, 2008	December 31, 2008
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Deferred tax assets
Current	421	276	5.7
Non-current	374	217	4.4

Total	795	493	10.1

Deferred tax liabilities
Current	765	214	4.4
Non-current	16,369	16,489	339.4

Total	17,134	16,703	343.8

     The Company’s income tax provision from continuing operations for the nine-month period ended December 31, 2008 was Rs. 7,846 million ($161.5 million). The effective tax rate for the nine month period ended December 31, 2008 was 16.3% and the difference between the statutory tax rate of 34.0% and the effective tax rate was primarily due to tax holidays and exemptions available to Indian companies.
     Effective April 1, 2007, the company adopted the provisions of FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the Company has to recognize a Rs. 535 million decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods, which was accounted for as an increase to the April 1, 2007 balance of retained earnings.
     In addition, the Company has accrued interest and necessary penalties, where applicable, of Rs. 40 million related to unrecognized tax positions.
13. Earnings Per Share (“EPS”)
     The following are the EPS for the period indicated:

	Nine months ended
	December 31, 2007	December 31, 2008	December 31, 2008
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Net income	31,692	26,527	546.0
Weighted average number of ordinary shares for basic earnings per share	664,858,077	708,494,411	708,494,411
Earnings from per share	47.67	37.44	0.77

14. Segment Information
     The Company is in the business of non-ferrous mining and metals in India and Australia. The Company has four reportable segments: copper, zinc, aluminum and corporate and others. The management of the Company is organized by its main products: copper, zinc and aluminum. Each of the reported segment derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker (CODM). Segment profit amounts are evaluated regularly by the Company’s Managing Director and Chief Executive Officer (“CEO”) who has been identified as its CODM in deciding how to allocate resources and in assessing performance.
     Copper
     The copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from the Mt. Lyell copper mine in Tasmania, Australia, owned by CMT.
     Zinc
     The zinc business is owned and operated by HZL, India’s leading zinc producer in the Indian zinc market. The Company has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India, one zinc melting plant in North India and three lead-zinc mines in Northwest India.
     Aluminum
     The aluminum business is owned and operated by BALCO, in which the Company has a 51.0% ownership interest. The remainder of BALCO is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants, and refining, smelting and fabrication facilities in Central India.
     Corporate and others
     The operating segment “Corporate and others” is primarily commercial power generation business and other corporate activities.
Business segments
     The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Company’s managing director and CEO who has been identified as its chief operating decision maker in deciding how to allocate resources and in assessing performance. The following table presents revenue and profit information and certain asset and liability information regarding the Company’s business segments for the nine months ended December 31, 2007 and 2008.

For the nine-month period ended December 31, 2007

	Copper	Zinc	Aluminum	Corporate and others	Elimination	Total
						(Rs. in millions)
Net sales to external customers	92,785	55,900	30,382	201	—	179,268
Inter-segment sales	—	—	67	—	(67)	—

Segment sales	92,785	55,900	30,449	201	(67)	179,268

Segment profit	9,451	40,849	9,875	202	—	60,377
Depreciation, depletion and amortization	(1,161)	(1,795)	(1,965)	(217)	—	(5,138)

Operating income	8,290	39,054	7,910	(15)	—	55,239

Interest and dividend income						4,473
Interest expense						(2,481)
Net realized and unrealized investment gain						3,502

Income before income taxes, minority interests and equity in net income of associate						60,733
Income taxes						(16,004)

Income after income taxes, before minority interests and equity in net income of associate						44,729
Minority interests						(13,925)
Equity in net income of associate, net of taxes						888

Net income from continuing operations						31,692
Income from divested business, net of taxes						—

Net income						31,692

Assets
Segment assets	155,778	123,764	56,575	14,128	—	350,245
Equity investment in associate				3,921	—	3,921

Total assets	155,778	123,764	56,575	18,048	—	354,166
Additions to property, plant and equipment	817	8,679	683	4,102	—	14,281
For the nine-month period ended December 31, 2008

	Copper	Zinc	Aluminum	Corporate and others	Elimination	Total
						(Rs. in millions)	(US dollars in millions)
Net sales to external customers	93,877	43,493	31,075	617		169,062	3,480.1
Inter-segment sales	—	—	131	—	(131)	—	—

Segment sales	93,877	43,493	31,206	617	(131)	169,062	3,480.1

Segment profit	10,672	22,125	8,980	774		42,551	875.9
Depreciation, depletion and amortization	(1,264)	(1,992)	(2,003)	(455)		(5,714)	(117.6)
Guarantees, impairment of investments and loan	—	—	—	(145)		(145)	(3.0)

Operating income	9,408	20,133	6,977	174		36,692	755.3
Interest and dividend income						12,691	261.2
Interest expense						(3,595)	(74.0)
Net realized and unrealized investment gain						2,232	45.9

Income before income taxes, minority interests and equity in net loss of associate						48,020	988.4
Income taxes						(7,846)	(161.5)

Income after income taxes, before minority interests and equity in net loss of associate						40,174	826.9
Minority interests						(10,376)	(213.6)
Equity in net loss of associate, net of taxes						(3,271)	(67.3)

Net income						26,527	546.0
Assets
Segment assets	153,448	153,320	63,102	38,723		408,593	8,410.7
Investment in associate	—			15,113		15,113	311.1

Total assets	153,448	153,320	63,102	53,836		423,706	8,721.8
Additions to property, plant and equipment	811	7,511	4,458	16,136		28,916	595.2

15. Fair Value Measurements
     SFAS 157 defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. In accordance with SFAS 157, the Company has categorized its financial assets and liabilities as of December 31, 2008, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

	Quoted price				Quoted price
	in active	Significant			in active	Significant
	market for	other	Significant		market for	other	Significant
	identical	observable	unobservable		identical	observable	unobservable
	assets	inputs	inputs		assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
	(Rs. in millions)				(US dollars in millions)
Financials Asset
Trading Securities(1)	147,370	—	—	147,370	3,033.6	—	—	3,033.6
Available for sale securities(2)	55	—	—	55	1.1	—	—	1.1
Derivative(3)	768	1,056	—	1,824	15.8	21.7	—	37.5
Total	148,193	1,056	—	149,249	3,050.5	21.7	—	3,072.2

Financials Liability
Long-term debts(4)	—	600	—	600	—	12.4	—	12.4
Derivative(5)	2,969	1,239	—	4,208	61.1	25.5	—	86.6
Total	2,969	1,839	—	4,808	61.1	37.9	—	99.0

Notes:

(1)	Included in the short-term investments and deposits and restricted — cash, deposits and investments in the condensed consolidated balance sheet.

(2)	Included in the long-term investments in the condensed consolidated balance sheet.

(3)	Included in the other current assets in the condensed consolidated balance sheet.

(4)	Included in the long-term debt in the condensed consolidated balance sheet.

(5)	included in the other current liabilities in the condensed consolidated balance sheet.
16. Asarco Acquisition
     On May 30, 2008, the Company, through its wholly owned subsidiary, and Asarco, a mining, smelting and refining company based in Tucson, Arizona, signed a definitive agreement for the Company to acquire substantially all the operating assets of Asarco for $2.6 billion in cash following an auction process. The agreement is subject to the approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. Due to the recent financial turmoil, the steep fall in copper prices and adverse global economic conditions, on October 13, 2008, the Company informed Asarco that it cannot complete the transaction at the previously agreed purchase price of $2.6 billion and is willing to renegotiate the purchase consideration.The renegotiation process is currently underway.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F, as amended (Registration No. 001-33175). Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.
Overview
     We are a non-ferrous metals and mining company with operations in India and Australia. In addition, we are developing a commercial power generation business. In India, we are the leading custom copper smelters by production volume, the leading and only integrated zinc producer and the third largest aluminum producer by volume. In addition, we have copper mining operations in Australia. We also have a minority interest in Vedanta Aluminium Limited, or Vedanta Aluminium, an alumina refining and aluminum smelting company, and are developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through the Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.
     The following tables are derived from our selected consolidated financial data and set forth:
•	the net sales for each of our business segments as a percentage of our net sales on a consolidated basis;

•	the operating income for each of our business segments as a percentage of our operating income on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation, depletion and amortization and guarantees, impairment of investments and loans, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Nine months ended December 31,
	2007	2008
Net Sales:
Copper	51.8%	55.5%
Zinc	31.2	25.7
Aluminum	16.9	18.4
Corporate and others	0.1	0.4

Total	100.0%	100.0%

Operating income:
Copper	15.0%	25.6%
Zinc	70.7	54.9
Aluminum	14.3	19.0
Corporate and others	—	0.5

Total	100.0%	100.0%

Segment profit (1):
Copper	15.6%	25.1%
Zinc	67.7	52.0
Aluminum	16.4	21.1
Corporate and others	0.3	1.8

Total	100.0%	100.0%

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization and guarantees, impairment of investments and loans. Segment profit is not a recognized measurement under US generally accepted accounting principles, or US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods indicated:

	Nine months ended December 31,
	2007		2008		2008
	(in millions)
Copper:
Segment Result	Rs.	8,290	Rs.	9,408	$193.7
Plus:
Depreciation, depletion and amortization		1,161		1,264	26.0

Segment profit	Rs.	9,451	Rs.	10,672	$219.7

Zinc:
Segment result	Rs.	39,054	Rs.	20,133	$414.4
Plus:
Depreciation, depletion and amortization		1,795		1,992	41.0

Segment profit	Rs.	40,849	Rs.	22,125	$455.4

Aluminum:
Segment result	Rs.	7,910	Rs.	6,977	$143.6
Plus:
Depreciation, depletion and amortization		1,965		2,003	41.2

Segment profit	Rs.	9,875	Rs.	8,980	$184.8

Corporate and Others:
Segment result	Rs.	(15)	Rs.	174	$3.6
Plus:
Depreciation, depletion and amortization		217		455	9.4
Guarantees, impairment of investments and loan		—		145	3.0

Segment profit	Rs.	202	Rs.	774	$16.0

Business Summary
     Our company is comprised of the following business segments:
•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our primary products are copper cathodes and copper rods.

•	Zinc. Our zinc business is owned and operated by Hindustan Zinc Limited, or HZL, India’s leading and only integrated zinc producer with a 79.7% market share by volume of the Indian zinc market in fiscal 2008, according to India Lead Zinc Development Association, or ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including three lead-zinc mines, three hydrometallurgical zinc smelters, one lead smelter and one lead-zinc smelter in the State of Rajasthan in Northwest India and one hydrometallurgical zinc smelter in the state of Andhra Pradesh in Southeast India and a zinc melting plant with a capacity of 210,000 tons per annum, or tpa, of zinc ingots at Haridwar in the state of Uttrakhand in North India. HZL’s primary products are zinc and lead ingots.

•	Aluminum. Our aluminum business is primarily owned and operated by Bharat Aluminium Company Limited, or BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters, a fabrication facility and two captive power plants in the State of Chhattisgarh in Central India. BALCO’s primary products are aluminum ingots, rods and rolled products.

•	Corporate and Others. Our corporate and other business segment primarily includes our equity investment in Vedanta Aluminium, our guarantees, investments and loans with respect to India Foils Limited, or IFL, and our commercial power generation business that we are developing. We anticipate that our commercial power generation business will be a separate business segment after it becomes operational. We hold a 29.5% minority interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.
Recent Developments
Global Economic Conditions
     Global economic conditions have deteriorated and the outlook for commodity prices remains uncertain in the short to medium term. However, as of December 31, 2008, we had a strong balance sheet with cash and liquid investments totaling Rs. 190,520 million ($3,921.8 million), net cash and no significant near-term debt redemption obligations.
Passive Foreign Investment Company
     As discussed in our annual report on Form 20-F (Registration No. 001-33175), declines in the market prices of our equity shares and ADS may increase the likelihood that we will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current or any subsequent taxable year. While we will be unable to determine if we are a PFIC until the end of our taxable year ended March 31, 2009, if we are treated as a PFIC, certain adverse United States federal income tax consequences could apply to a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F (Registration No. 001-33175)) holding an ADS or equity share during such year. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our ADSs — We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.” and “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F (Registration No. 001-33175).
Asarco Acquisition
     On May 30, 2008, we and ASARCO LLC, or Asarco, a mining, smelting and refining company based in Tucson, Arizona, signed a definitive agreement for us to acquire substantially all the operating assets of Asarco for $2.6 billion in cash following an auction process. The agreement is subject to the approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. Due to the recent financial turmoil, the steep fall in copper prices and adverse global economic conditions, on October 13, 2008, we informed Asarco that we cannot complete the transaction at the previously agreed purchase price of $2.6 billion and are willing to renegotiate the purchase consideration.The renegotiation process is currently underway.
Factors Affecting Results of Operations
     Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.
Metal Prices and Copper TcRc
     Overview
     Our results of operations are significantly affected by the treatment charge and refining charge, or TcRc, of copper in our copper business and the commodity prices of the metals that we produce, which are based on The London Metal Exchange Limited, or LME, prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.

     Copper
     The net sales of our copper business fluctuate based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 93.6% of our copper concentrate requirements during the nine-month period ended December 31, 2008, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the period indicated:

	Nine months ended December 31,
	2007	2008
	(in US cents per pound)
Copper TcRc	17.3¢/lb	12.2¢/lb
     The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 6.4% of our copper concentrate requirements during the nine-month period ended December 31, 2008 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2012 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for the period indicated:

	Nine months ended December 31,
	2007	2008
	(in US dollars per ton)
Copper LME	$7,530	$6,689
     Zinc and Aluminum
     The net sales of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer, with a portion of its alumina requirements being supplied by third parties. Going forward, we expect BALCO to source a majority of its alumina requirements from Vedanta Aluminium and its own bauxite mines and alumina refinery. For the portion of our aluminum business where the alumina is sourced internally, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for the periods indicated:

	Nine months ended December 31,
	2007	2008
	(in US dollars per ton)
Zinc LME	$3,179	$1,691
Aluminum LME	2,585	2,520

India Market Premium
     Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.
     Cost of Production
     Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business, as described under “— Metal Prices and Copper TcRc.” Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
     Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources approximately 70% of its thermal coal requirement from a subsidiary of Coal India Limited, or Coal India, under a five-year supply agreement entered into in August 2006. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal. However, BALCO recently received a coal block allocation of 211.0 million tons for use in its captive power plants. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
     For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, where royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”
     Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s and Copper Mines of Tasmania Pty Ltd’s, or CMT’s, mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.
     Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.
     Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.

     Production Volume and Mix
     Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our net sales generally fluctuate as a result in changes of production volume. Production volume is dependent on our production capacity, which has increased in recent years across all of our businesses. For our mining operations, production output is also dependent upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production volume in that higher volumes of production generally reduce the per unit production costs. Therefore, our production levels are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. The following table summarizes our production volumes for our primary products for the periods indicated:

		Nine months ended December 31,
Segment	Product	2007	2008
		(tons)
Copper	Copper cathode(1)	249,030	224,966
	Copper rods	162,339	163,649
Zinc	Zinc	290,832	401,180
	Lead	41,258	44,632
Aluminum	Ingots	146,942	133,373
	Rods	74,715	95,641
	Rolled Products	44,839	42,651

	Total Aluminum	266,496	271,665

Note:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rod.
     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenues from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
     Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.
     Government Policy
     Customs Duties
     We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples.

     The following table sets forth the customs duties that were applicable for the periods indicated:

	January 22, 2007 to	April 29, 2008
	April 28, 2008	to Present
Copper	5.0%	5.0%
Copper concentrate	2.0%	2.0%
Zinc	5.0%	0.0	%(1)
Aluminum	5.0%	5.0%

Note:

(1)	from January 3, 2009, the custom duty rate is increased to 5%.
     In addition, the Finance Act (2 of 2004), which has been in effect since July 8, 2004, levied an additional surcharge at the rate of 2% of the total customs duty payable prior to March 1, 2007, which rate was further increased to 3% of the total customs duty payable effective March 1, 2007. The Government of India may reduce customs duties in the future, which could adversely affect our results of operations.
Export Incentives
     The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been progressively reduced since 2002, and which is consistent with a similar reduction in custom duties. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.
     In the nine-month periods ended December 31, 2007 and 2008, exports accounted for 57.0% and 39.4%, respectively, of our copper business’ net sales. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the period indicated:

	July 15, 2006
	to Present
	(percentage of FOB value of exports)
Copper cathode	2.2	%(1)
Copper rods	2.2	%(2)

Notes:

(1)	Subject to a cap of Rs. 7,500 per ton.

(2)	Subject to a cap of Rs. 7,760 per ton.
     For the nine-month periods ended December 31, 2007 and 2008, exports accounted for 28.0% and 34.9%, respectively, of our zinc business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	April 1, 2007 to	October 9, 2007
	October 8, 2007	to Present
	(percentage of FOB value of exports)
Zinc concentrate	5.0%	3.0%
Zinc ingots	7.0%	5.0%
Lead concentrate	5.0%	3.0%

     For the nine-month periods ended December 31, 2007 and 2008, exports accounted for 23.4% and 18.7%, respectively, of our aluminum business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	April 1, 2007 to	October 9, 2007
	October 8, 2007	to Present
	(percentage of FOB value of exports)
Aluminum ingots	5.0%	3.0%
Aluminum rods	5.0%	5.0%
Aluminum rolled products	6.0%	4.0%
     The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.
     Taxes and Royalties
     Income tax on Indian companies is presently charged, and during the nine-month period ended December 31, 2008 was charged, at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.0%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.
     Profits of companies in India are subject to either regular income tax or a Minimum Alternate Tax (MAT), whichever is greater. The minimum alternate tax rate is currently, and during the nine-month period ended December 31, 2008 was, 11.33% of the book profits as prepared under Indian GAAP. Amounts paid as minimum alternate tax may be applied towards regular income taxes payable in any of the succeeding seven years subject to certain conditions.
     A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 17.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
     We currently pay an excise duty of 10.0% (prior to December 6, 2008, the excise duty was 14%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale and charge this excise duty and additional charge to our domestic customers.
     We are also subject to government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the zinc LME price payable on the zinc metal contained in the ore produced and 5.0% of the lead LME price payable on the lead metal contained in the ore produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the net sales plus 0.4 times the profit multiplied by the profit margin over net sales, subject to a cap of 5.0% of net sales.
     There are several tax incentives available to companies operating in India, including the following:
•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	investments in projects where alternative energy such as wind energy is generated can claim large tax depreciation in the first year of operations; and

•	income from investment in mutual funds is exempt from a tax subject to certain deductions.

     We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within Sterlite Industries (India) Limited, or SIIL, and in some of our operating subsidiaries such as BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, and SIIL have benefited from 100% export unit status, where profits on export sales are exempt from tax for a specified period. BALCO and HZL have considerable investments in captive power plants enjoying tax exemption, and HZL has also benefited from establishing wind energy generating projects. HZL also benefits from a tax holiday exemption with respect to its newly commissioned melting plant at Haridwar in the state of Uttrakhand in North India. In addition, a significant majority of SIIL’s and HZL’s surplus cash is invested in tax exempt instruments.
Exchange Rates
     We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations.
     The following table sets forth the average value of the Indian Rupee against the US dollar and the Australian dollar against the US dollar for the periods indicated:

	Nine months ended December 31,
	2007	2008
	(per US dollar)
Indian Rupees	Rs. 40.40	Rs. 44.68
Australian dollar	AUD 1.18	AUD 1.20

Source:	Reserve Bank of India
Critical Accounting Estimates
     The preparation of our unaudited condensed consolidated financial statements in conformity with US GAAP often requires us to make judgments, estimates and assumptions regarding uncertainties that affect our results of operations, financial position and cash flows, as well as the related footnote disclosures. Management bases its estimates on knowledge of our operations, markets in which we operate, historical trends, and other assumptions. Actual results could differ from these estimates under different assumptions or conditions.
     Our annual report on Form 20-F (Registration No. 001-33175) includes a description of the following policies which management considers to be the most important to the portrayal of our financial condition and results of operations because they require the use of estimates, assumptions and the application of judgment:
•	Mine properties;

•	Useful economic lives of assets and impairment;

•	Asset retirement obligations;

•	Commitments, contingencies and guarantees; and

•	Income tax.

Results of Operations
Overview
Consolidated Statement of Operations
     The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of net sales for the periods indicated:

	Nine months	ended December 31,
	2007	2008
Consolidated Statement of Operations :
Net sales	100.0%	100.0%
Other operating revenues	1.0	1.5

Total revenue	101.0	101.5
Cost of sales	(66.8)	(76.1)
Selling and distribution expenses	(1.5)	(1.7)
General and administration expenses	(1.9)	(1.9)
Other income/ (expenses):
Guarantees, impairment of investments and loan	—	(0.1)

Operating income	30.8	21.7
Interest and dividend income	2.5	7.5
Interest expense	(1.4)	(2.1)
Net realized and unrealized investment gains	2.0	1.3

Income before income taxes, minority interests and equity in net (loss)/income of associate	33.9	28.4
Income taxes:
Current	(7.9)	(4.4)
Deferred	(1.0)	(0.2)

Income after income taxes, before minority interests and equity in net (loss)/income of associate	25.0	23.8
Minority interests	(7.8)	(6.1)
Equity in net income/(loss) of Associate, net of taxes	0.5	(1.9)

Net income	17.7%	15.8%

Comparison of nine months ended December 31, 2007 and December 31, 2008
Net Sales, Other Operating Revenues and Operating Income
     Consolidated
     Net sales decreased from Rs. 179,268 million in the nine-month period ended December 31, 2007 to Rs. 169,062 million ($3,480.1 million) in the nine-month period ended December 31, 2008, a decrease of Rs. 10,206 million, or 5.7%. Volume increases in our zinc business and the effect of the depreciation of the Indian Rupee against the US dollar by 10.6% were offset by lower daily average LME prices in our copper, zinc and aluminum segments and lower sales volume in our copper segment due to lower copper cathode production because of a planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and an unplanned shut down due to damage in a cooling tower at the Tuticorin facility in November 2008.
     Other operating revenues increased from Rs. 1,761 million in the nine-month period ended December 31, 2007 to Rs. 2,511 million ($51.7 million) in the nine-month period ended December 31, 2008, an increase of Rs. 750 million, or 42.6%, mainly due to foreign exchange gain.
     Operating income decreased from Rs. 55,239 million in the nine-month period ended December 31, 2007 to Rs. 36,692 million ($755.3 million) in the nine-month period ended December 31, 2008, a decrease of Rs.18,547 million, or 33.6%. The decrease was due to a decrease in TcRc in the copper business by 29.9%, a decrease in by-product realization and a decline in the daily average LME prices of copper, zinc and aluminum. These factors were partially offset by higher sales volumes from our zinc business. Operating margin decreased from 30.8% in the nine-month period ended December 31, 2007 to 21.7% in the nine-month period ended December 31, 2008 as a result of a decrease in operating income margin in our aluminum and zinc businesses. Contributing factors to our consolidated operating income were as follows:

•	Cost of sales increased from Rs. 119,717 million in the nine-month period ended December 31, 2007 to Rs. 128,674 million ($2,648.7 million) in the nine-month period ended December 31, 2008, an increase of Rs. 8,957 million, or 7.5%. Cost of sales increased primarily due to an increase in volume and higher input costs of coal, petroleum products and met coke and lower realization from the sale of by-products in our zinc business. Cost of sales as a percentage of net sales increased from 66.8% in the nine months ended December 31, 2007 to 76.1% in the nine months ended December 31, 2008.

•	Selling and distribution expenses increased from Rs. 2,650 million in the nine months ended December 31, 2007 to Rs. 2,885 million ($59.4 million) in the nine months ended December 31, 2008, an increase of Rs. 235 million, or 8.9%. This increase was due to increased sales volumes in our zinc business as some of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, selling and distribution expenses increased from 1.5% in the nine months ended December 31, 2007 to 1.7% in the nine months ended December 31, 2008.

•	General and administrative expenses decreased from Rs. 3,423 million in the nine months ended December 31, 2007 to Rs. 3,177 million ($65.4 million) in the nine months ended December 31, 2008, a decrease of Rs. 246 million, or 7.2%, and as a percentage of net sales, general and administrative expenses are at same level of 1.9 % in the nine months ended December 31, 2007 and December 31, 2008.

•	Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of IFL, we were allotted preference shares of IFL amounting to Rs. 1,520 million in payment of the net loans and guarantees aggregating to Rs. 1,557 million that devolved on us during the nine months ended December 31, 2008. We subsequently sold the preference shares for a nominal value and incurred a loss of Rs. 1,520 million. Other expenses for guarantees, impairment of investments and loan for the nine months ended December 31, 2008 represents the difference of Rs. 145 million between the loss of Rs. 1,520 million on the sale of the preference shares and the write back of the provision of Rs. 1,375 million made previously.

•	Depreciation, depletion and amortization increased from Rs. 5,138 million in the nine months ended December 31, 2007 to Rs. 5,714 million ($117.6 million) in the nine months ended December 31, 2008, an increase of Rs. 576 million, or 11.2%. This increase related primarily to the capitalization of our expanded capacities in our zinc and aluminum businesses.
     Copper
     Net sales in the copper segment increased from Rs. 92,785 million for the nine months ended December 31, 2007 to Rs. 93,877 million ($1,932.4 million) for the nine months ended December 31, 2008, an increase of Rs. 1,092 million, or 1.2%. This increase was primarily due to depreciation of the Indian Rupee against the US dollar by 10.6% during the nine months ended December 31, 2008 compared to the nine months ended December 31, 2007, partly offset by lower sales volume due to lower production because of a planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and an unplanned shut down due to damage in a cooling tower at Tuticorin in November 2008.
•	Copper cathode production decreased from 249,030 tons in the nine months ended December 31, 2007 to 224,966 tons in the nine months ended December 31, 2008, a decrease of 9.7%. This decrease was primarily due to the planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and stabilization issues faced during post shut down ramp up, which have now been resolved. Copper cathode sales decreased from 85,136 tons in the nine months ended December 31, 2007 to 60,487 tons in the nine months ended December 31, 2008, a decrease of 29.0%, due to lower production.

•	Production of copper rods increased from 162,339 tons in the nine months ended December 31, 2007 to 163,649 tons in the nine months ended December 31, 2008, an increase of 0.8%. Copper rod sales increased from 162,225 tons in the nine months ended December 31, 2007 to 163,783 tons in the nine months ended December 31, 2008, an increase of 1.0%. The increase in sales was in line with the increase in production.

•	Sales of copper in the Indian market increased from 111,178 tons in the nine months ended December 31, 2007 to 131,405 tons in the nine months ended December 31, 2008, an increase of 18.2%, and our exports decreased from 136,183 tons in the nine months ended December 31, 2007 to 92,865 tons in the nine months ended December 31, 2008, a decrease of 31.8%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 45% in the nine months ended December 31, 2007 to 58.6% in the nine months ended December 31, 2008 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average copper cash settlement price on the LME decreased from $7,530 per ton in the nine months ended December 31, 2007 to $6,689 per ton in the nine months ended December 31, 2008, a decrease of 11.2%.

•	Depreciation in average exchange rate of the Indian Rupee against the US dollar, from 40.40 Indian Rupee per US dollar in the nine months ended December 31, 2007 to 44.68 Indian Rupee per US dollar in the nine months ended December 31, 2008, a depreciation of 10.6%, positively affected our net sales.
     Operating income in the copper segment increased from Rs. 8,290 million in the nine months ended December 31, 2007 to Rs. 9,408 million ($193.7 million) in the nine months ended December 31, 2008, an increase of Rs. 1,118 million, or 13.5%. This increase was primarily due to a lower cost of production resulting from improved copper recovery, partly offset by a decrease in by-product realization and reduced TcRc rates. TcRc rates decreased from an average of 17.3¢/lb realized in the nine months ended December 31, 2007 to an average of 12.2¢/lb realized in the nine months ended December 31, 2008 as a result of a global weakening of the TcRc market resulting in a significant decline in the market TcRc rate.
     Zinc
     Net sales in the zinc segment decreased from Rs. 55,900 million in the nine months ended December 31, 2007 to Rs. 43,493 million ($895.3 million) in the nine months ended December 31, 2008, a decrease of Rs.12,407 million, or 22.2%. This was primarily due to a decline of 46.8% in the daily average zinc LME prices during the nine months ended December 31, 2008 compared to the nine months ended December 31, 2007, partially offset by an increase in sales volume. Specifically:
•	Zinc ingot production increased from 290,832 tons in the nine months ended December 31, 2007 to 401,180 tons in the nine months ended December 31, 2008, an increase of 37.9%, as a result of the increased production from HZL’s second 210,000 tpa hydrometallurgical zinc smelter at Chanderiya that was commissioned in December 2007 and melting plant with a capacity of 210,000 tpa at Haridwar in the state of Uttrakhand in North India. The second hydrometallurgical zinc smelter at Chanderiya produced 87,452 tons of zinc ingots in the nine months ended December 31, 2008. Zinc ingot production from the melting plant at Haridwar was 27,078 tons in the nine months ended December 31, 2008. Zinc ingot sales increased from 287,360 tons in the nine months ended December 31, 2007 to 399,534 tons in the nine months ended December 31, 2008, an increase of 39.0%, enabled by higher production and strong market demand in India as well as in the rest of Asia.

•	Zinc ingot sales in the domestic market increased from 240,800 tons in the nine months ended December 31, 2007 to 242,557 tons in the nine months ended December 31, 2008, an increase of 0.7%, primarily due to an increase in consumption in the domestic market by end-users and a decrease in imports. Export sales increased from 46,560 tons in the nine months ended December 31, 2007 to 156,977 tons in the nine months ended December 31, 2008, an increase of 237.2%.

•	The daily average zinc cash settlement price on the LME decreased from $3,179 per ton in the nine months ended December 31, 2007 to $1,691per ton in the nine months ended December 31, 2008, a decrease of 46.8%.

•	Lead ingot production increased from 41,258 tons in the nine months ended December 31, 2007 to 44,632 tons in the nine months ended December 31, 2008, an increase of 8.2%, as a result of higher production in our new lead smelter at Chanderiya. Sales of lead ingots increased from 41,013 tons in the nine months ended December 31, 2007 to 44,913 tons in the nine months ended December 31, 2008, an increase of 9.5%.

•	HZL also sold zinc concentrate of 206,367 dry metric tons, or DMT, in the nine months ended December 31, 2007 and 76,261 DMT in the nine months ended December 31, 2008, a decrease of 63.0%. This decrease was primarily due to the increase in smelting capacities resulting in limited availability of surplus concentrate for sale. Lead concentrate sales were 15,392 DMT in the nine months ended December 31, 2007 and 31,431 DMT in the nine months ended December 31, 2008.

•	Depreciation in average exchange rate of the Indian Rupee against the US dollar, from 40.40 Indian Rupee per US dollar in the nine months ended December 31, 2007 to 44.68 Indian Rupee per US dollar in the nine months ended December 31, 2008, a depreciation of 10.6%, positively affected our net sales.

     Operating income in the zinc segment decreased from Rs. 39,054 million in the nine months ended December 31, 2007 to Rs. 20,133 million ($ 414.4 million) in the nine months ended December 31, 2008, a decrease of Rs. 18,921 million, or 48.4%. Operating margin decreased from 69.7% in the nine months ended December 31, 2007 to 46.3% in the nine months ended December 31, 2008. The increase in metal volume and the effect of the depreciation of the Indian Rupee against the US dollar by 10.6% were more than offset by the decline in the zinc LME prices.
     Aluminum
     Net sales in the aluminum segment increased from Rs. 30,382 million in the nine months ended December 31, 2007 to Rs. 31,075 million ($639.7 million) in the nine months ended December 31, 2008, an increase of Rs. 693 million, or 2.3%, due to depreciation of the Indian Rupee against the US dollar by 10.6% during the nine months ended December 31, 2008 compared to the nine months ended December 31, 2007. Primary and contributing factors to the increase include the following:
•	Aluminum production increased from 266,496 tons in the nine months ended December 31, 2007 to 271,665 tons in the nine months ended December 31, 2008, an increase of 1.9%. The new smelter at Korba produced 188,055 tons of aluminum in the nine months ended December 31, 2008 as compared to 186,102 tons of aluminum in the nine months ended December 31, 2007. The existing smelter production increased from 80,394 tons in the nine months ended December 31, 2007 to 83,610 tons in the nine months ended December 31, 2008, an increase of 4.0% achieved through improved operational efficiencies.

•	Aluminum sales decreased from 264,695 tons in the nine months ended December 31, 2007 to 259,130 tons in the nine months ended December 31, 2008, a decrease of 2.1%. Sales of aluminum ingots decreased from 146,330 tons in the nine months ended December 31, 2007 to 131,198 tons in the nine months ended December 31, 2008, a decrease of 10.3% .Wire rod sales increased from 74,486 tons in the nine months ended December 31, 2007 to 88,823 tons in the nine months ended December 31, 2008, an increase of 19.2%. Rolled product sales decreased from 43,878 tons in the nine months ended December 31, 2007 to 39,111 tons in the nine months ended December 31, 2008, a decrease of 10.9%. The increases in sales of wire rods reflect increased demand for the product, particularly in the electrical and construction sectors, and our continued focus on the sale of value-added products.

•	Aluminum sales in the domestic market increased from 192,814 tons in the nine months ended December 31, 2007 to 206,419 tons in the nine months ended December 31, 2008, an increase of 7.1%, as a result of increased production. Our aluminum exports decreased from 71,881 tons in the nine months ended December 31, 2007 to 52,712 tons in the nine months ended December 31, 2008. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 72.8% in the nine months ended December 31, 2007 to 79.7% in the nine months ended December 31, 2008 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average aluminum cash settlement price on the LME decreased from $2,585 per ton in the nine months ended December 31, 2007 to $2,520 per ton in the nine months ended December 31, 2008, a decrease of 2.5%.

•	Depreciation in average exchange rate of the Indian Rupee against the US dollar, from 40.40 Indian Rupee per US dollar in the nine months ended December 31, 2007 to 44.68 Indian Rupee per US dollar in the nine months ended December 31, 2008, a depreciation of 10.6%, positively affected our net sales.
     Operating income in the aluminum segment decreased from Rs. 7,910 million in the nine months ended December 31, 2007 to Rs. 6,977 million ($143.6 million) in the nine months ended December 31, 2008, a decrease of Rs. 933 million, or 11.8%. Operating margin decreased from 26.0% in the nine months ended December 31, 2007 to 22.5 % in the nine months ended December 31, 2008.
     Interest and Dividend Income
     Interest and dividend income increased from Rs. 4,473 million in the nine months ended December 31, 2007 to Rs. 12,691 million ($261.2 million) in the nine months ended December 31, 2008, an increase of Rs. 8,218 million, or 183.7%, primarily due to interest income on the proceeds from our ADS offering and an operating surplus in HZL that we have invested.
     Interest Expense
     Interest expense increased from Rs. 2,481 million in the nine months ended December 31, 2007 to Rs. 3,595 million ($74.0 million) in the nine months ended December 31, 2008, an increase of Rs. 1,114 million, or 44.9%. The increase is mainly due to foreign exchange losses.

     Net Realized and Unrealized Investment Gains
     Net realized and unrealized investment gains decreased from Rs. 3,502 million in the nine months ended December 31, 2007 to Rs. 2,232 million ($45.9 million) in the nine months ended December 31, 2008, a decrease of Rs. 1,270 million, or 36.3%, primarily because of unfavorable market condition.
     Income Taxes
     Income taxes decreased from Rs. 16,004 million in the nine months ended December 31, 2007 to Rs. 7,846 million ($161.5 million) in the nine months ended December 31, 2008. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net income of associate, was 26.4% in the nine months ended December 31, 2007 and 16.3% in the nine months ended December 31, 2008. The effective tax rate was lower in the nine months ended December 31, 2008 primarily due to higher tax exemptions in the copper refinery and copper rod plant at Tuticorin, tax exemption in the export oriented unit at HZL, tax holiday exemptions for the new zinc melting plant at Haridwar in the state of Uttrakhand in North India, tax holiday exemption on the newly commissioned wind power plant of 38.4 MW and 154 MW captive power plant at our zinc business and 540 MW captive power plant at our aluminum business, and higher tax free dividend and investment income.
     Minority Interests
     Minority interests as a percentage of net profit decreased from 31.1% in the nine months ended December 31, 2007 to 25.8% in the nine months ended December 31, 2008. This decrease was mainly due to lower profit in our zinc business in the nine months ended December 31, 2008.
     Equity in Net Income/(Loss) of Associate, Net of Taxes
     Equity in net loss of associate was Rs. 3,271 million ($67.3 million) in the nine months ended December 31, 2008 as compared to a net income of Rs. 888 million in the nine months ended December 31, 2007, which primarily related to foreign exchange loss on foreign currency borrowings by Vedanta Aluminium.
Liquidity and Capital Resources
     Net Cash Provided by or Used in Operating Activities
     Net cash provided by continuing operating activities was Rs. 46,735 million ($962.0 million) in the nine months ended December 31, 2008. During the nine months ended December 31, 2007, Rs. 53,669 million of net cash was used in continuing operating activities. The cash used for working capital purposes and short term investments and deposits were Rs. 4,848 million and Rs. 97,071 million, respectively. The cash provided by working capital and operating activities during the nine months ended December 31, 2008 was partially offset by net cash of Rs. 1,176 ($24.2 million) used towards short-term investments.
     Net Cash Used in Investing Activities
     Net cash used in investing activities was Rs. 30,940 million ($636.9 million) in the nine months ended December 31, 2008 as compared to Rs. 27,523 million of net cash used in investing activities in the nine months ended December 31, 2007. The cash used in investing activities for the nine months ended December 31, 2008 was Rs. 25,895 million ($533.0 million) towards expansion projects in our commercial power generation, aluminum and zinc businesses and Rs. 6,041 million ($124.4 million) towards an advance to a related party, partially offset by short term deposits of Rs. 1,054 million ($21.7 million).

     Net Cash Provided by Financing Activities
     Net cash provided by financing activities was Rs. 4,612 million ($94.9 million) in the nine months ended December 31, 2008, primarily as a result of proceeds from long-term and short-term debt of Rs. 9,552 million ($196.6 million) and Rs. 2,240 million ($46.1 million), respectively . In the nine months ended December 31, 2007, net cash provided by financing activities was Rs. 80,181 million, primarily as a result of proceeds from issuance of equity shares of Rs. 80,516 million.
     Besides existing used facilities, we had unused lines of credit for short-term debt in excess of Rs. 46,970 million ($966.9 million) available to us as of December 31, 2008.
     We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds.
     We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.
Outstanding Loans
     The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of December 31, 2008 were as follows:
     Working Capital Loans
          We have credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2008 and December 31, 2008 were Rs. 6,119 million and Rs. 4,823 million ($99.3 million), respectively. The facility as of December 31, 2008 consisted of a working capital loan of Rs. 4,374 million ($90.0 million), which is a US dollar denominated PCFC loan, and a Rs. 449 million ($9.2 million) cash credit facility. Interest on the PCFC facility is based on the London Inter-Bank Offer Rate, or LIBOR, plus 121 basis points. These working capital loans are secured against the inventories and trade accounts receivables.
     Foreign Currency Loans
     We have a US dollar denominated unsecured term loan facility of $92.6 million, the purpose of which was to refinance our foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which we repaid in June 2007 and a Tranche B of $25.0 million which we repaid by September 2008. As allowed by the loan agreement, in April, 2006 we converted these loans into Japanese yen loans amounting to Tranche A of Japanese yen 8,012.6 million and Tranche B of Japanese yen 2,862.5 million. The amounts due under this facility as of March 31, 2008 and December 31, 2008 were Rs. 1,147 million and nil, respectively.
     In September 2005, we entered into an unsecured term loan facility of Japanese yen 3,570 million and $19.7 million, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. We repaid all the five tranches amounting to Japanese yen 3,570 million on or prior to September 30, 2008. The amounts due under this facility as of March 31, 2008 and December 31, 2008 were Rs. 443 million and nil, respectively.
     We have a US dollar denominated unsecured loan facility of $25 million, from DBS Bank Ltd, arranged by DBS Bank Ltd, Mumbai Branch, out of which $16.0 million was drawn down at the coupon interest rate per annum of LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. As of December 31, 2008 the balance due under this facility was Rs. 775 million ($16.0 million).

     Term Loans
     As of December 31, 2008, we had six term loans which consist of two term loan from ABN AMRO Bank N.V., or ABN AMRO, two from the Industrial Development Bank of India, or IDBI, and two from the Industrial Credit & Investment Corporation of India, or ICICI.
     We had two syndicated Indian Rupee fixed rate term loan facilities from ABN AMRO totaling Rs. 17,000 million of which Rs. 15,904 million had been drawn down at an average interest rate of 7.3% per annum. The interest rate had been reset to 8.1%. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 10,000 million is outstanding, is repayable in 12 quarterly installments beginning January 2007, of which Rs. 7,949 million was paid by December 31, 2008. The second loan of Rs. 5,904 million is repayable in eight quarterly installments due to commence in May 2009. However Rs. 2,127 million of the second loan has been prepaid. As of March 31, 2008 and December 31, 2008, the balances due under the loans were Rs. 7,599 million and Rs. 5,828 million ($120.0 million), respectively.
     Pursuant to the approval of the BIFR for the rehabilitation scheme of IFL, we took over two loans aggregating to Rs. 1,022.5 million granted by ICICI Bank Limited, or ICICI Bank, on the same terms and conditions by way of a novation agreement entered into among us, IFL and ICICI Bank in November 2008. The first loan, under which Rs. 772.5 million is outstanding at an interest rate of 10% per annum, is repayable in 12 quarterly installments beginning November 2008, of which Rs. 61.9 million was paid by December 31, 2008. The second loan of Rs. 250 million has an interest rate of 10% per annum and is repayable in 16 quarterly installments beginning November 2008, of which Rs. 15.6 million was paid by December 31, 2008. As of December 31, 2008, the total balance due under these loans was Rs. 945 million ($19.5 million). These are unsecured debts.
     The two loans from IDBI were taken by Sterlite Energy Limited and are pursuant to an Indian Rupee fixed rate term loan facility totaling Rs. 2,500 million. The first loan of Rs. 1,500 million was taken in September 2008, has an interest rate of 12% per annum and is repayable in March 2009. The second loan of Rs. 1,000 million was taken in December 2008, has interest rate of 12.75% per annum and is repayable in June 2009.
     Buyers’ Credit
     As of December 31, 2008, we had extended credit terms relating to purchases of property, plant and equipment for our projects. As of March 31, 2008 and December 31, 2008, the outstanding balances were Rs. 3,047 million and Rs. 6,176 million ($127.1 million), respectively. These loans bear interest at LIBOR plus 120 basis points. These are unsecured debts.
     Non-Convertible Debentures
     As of December 31, 2008, we had four debentures issues which consist of three issues to the Life Insurance Corporation of India, or LIC, and one issue to the Reliance Capital Trustee Co. Limited, or RCTCL.
     In April 2003 we issued Rs. 1,000 million ($20.6 million) Indian Rupee denominated non-convertible debentures to LIC. The debentures were established in two tranches. Tranche A, in the amount of Rs. 400 million ($8.2 million), is due in April 2010 and Tranche B, in the amount of Rs. 600 million ($12.4 million), is due in April 2013. Interest rates are linked to annualized Government of India security rates. The applicable interest rate is 9.25% per annum. These debentures are secured by certain of SIIL’s immoveable properties.
     In November 2008 we issued Rs. 5,000 million ($102.9 million) Indian Rupee denominated non-convertible debentures to LIC. The applicable interest rate is 12.25% per annum. The debentures shall be secured by a mortgage over an immovable property located either in the State of Maharashtra or the State of Gujarat and a first pari passu charge over movable and other immovable properties of BALCO. The debentures are repayable in three equal yearly installments beginning in November 2013.
     In December 2008 we issued Rs. 1,000 million ($20.6 million) Indian Rupee denominated non-convertible debenture to the RTCTL. The debentures are due in March, 2009. The interest rate on the debentures is linked to the National Stock Exchange of India’s overnight Mumbai Inter Bank Offer Rate, or MIBOR. The applicable interest rate is MIBOR plus 0.50% per annum.

Export Obligations
     We have export obligations of Rs. 64,807 million ($1,334.0 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If we are unable to meet these obligations, our liability would be Rs. 9,140 million ($188.1 million), reduced in proportion to actual exports. Due to the remote likelihood of our being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our unaudited condensed consolidated financial statements.
Guarantees and Put Option
     We have given the following guarantees:
•	Guarantees on the issuance of customs and excise duty bonds amounting to Rs. 878 million ($18.1 million) for import of goods including capital equipment at concessional rates of duty. We do not anticipate any liability on these guarantees.

•	We had provided guarantees on behalf of IFL for its loan obligations to the extent of Rs. 295 million ($6.1 million). There were no outstanding amounts against these guarantees as of December 31, 2008. We are awaiting the No Objection Certificate from ABN AMRO to relinquish these guarantees.

•	Corporate guarantee of Rs. 11, 000 million ($226.4 million) on behalf of Vedanta Aluminium for obtaining credit facilities. We also issued corporate guarantees of Rs. 14,756 million ($303.7 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India and Rs. 269 million ($5.5 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. With respect to the corporate guarantee of Rs. 11,000 million ($226.4 million), Vedanta Aluminium has issued a counter guarantee to us indemnifying us for any liability on such guarantee. As of December 31, 2008, we determined that we have no liability on either of these corporate guarantees.

•	Bank guarantee amounting to AUD 5.0 million (Rs. 168 million or $3.5 million) as of December 31, 2008, in favor of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($6.6 million). These liabilities have been fully recognized in our unaudited condensed consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 95 million or $2.0 million) as of December 31, 2008, in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in our unaudited condensed consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 2,947 million ($60.7 million) as of December 31, 2008. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of December 31, 2008 was Rs. 1,941 million ($40.0 million). We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 478 million ($9.8 million) for litigations, against provisional valuation and for other liabilities. We do not anticipate any liability on these guarantees.

•	An irrevocable letter of credit amounting to Rs. 2,423 million ($50.0 million) in favor of Asarco, which we gave as a security deposit at the time of signing the definitive agreement with Asarco.

     Our outstanding guarantees and put option cover obligations aggregating Rs. 34,691 million ($714.1 million) as of December 31, 2008, the liabilities for which have not been recorded in our unaudited condensed consolidated financial statements.
Contractual Obligations
     The following table sets out our total future commitments to settle contractual obligations as of December 31, 2008:

	Payment Due by Period
	Total			Less than 1 Year			1-3 Years			3-5 Years			More than 5 Years
	(in millions)
Bank loans and borrowings	Rs.	31,663	$651.8	Rs.	17,626	$362.8	Rs.	7,695	$158.4	Rs.	—	$—	Rs.	6,342	$130.6
Capital commitments		85,495	1,759.9		58,944	1,213.3		26,551	546.6		—	—		—	—

Total	Rs.	117,158	$2,411.7	Rs.	76,570	$1,576.1	Rs.	34,246	$705.0	Rs.	—	$—	Rs.	6,342	$130.6

     Our total future commitment to settle contractual obligations as of December 31, 2008 was Rs. 117,158 million ($2,411.7 million).
     We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this report.
Off-Balance Sheet Arrangements
     In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 43,831 million ($902.2 million) as of December 31, 2008. Details of our guarantees are set out in “— Guarantees and Put Option.” Details of our capital expenditures and commitments and contingencies are as follows:
Capital Commitments
     We had significant capital commitments as of December 31, 2008 amounting to Rs. 85,495 million ($1,759.9 million), related primarily to capacity expansion projects, including commitments amounting to Rs. 35,933 million ($739.7 million) for our commercial power generation energy business.
Contingencies
     We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. The total claim related to these tax liabilities is Rs. 4,741 million ($97.6 million). We have evaluated these contingencies and estimate that it is reasonably possible that some of these claims may result in loss contingencies and hence have recorded Rs. 647 million ($13.3 million) as current liabilities as of December 31, 2008.
     The claims by third party claimants amounted to Rs. 4,432 million ($91.2 million) as of December 31, 2008. No liability has been recorded against these claims, based on our expectation that none of these claims will become our obligations. We intend to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the likelihood of these claims becoming our obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk
     Qualitative Analysis
     Currency Risk
     The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar.
     We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically, all exposures with a maturity of less than two years are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Hedging activities in India are governed by the Reserve Bank of India, or RBI, with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.
     We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.
     Interest Rate Risk
     Our short-term debt is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.
     We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes.
     Commodity Price Risk
     We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.
     Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact the effectiveness with which we manage commodity price risk.
     We have in the past held or issued derivative instruments such as forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.

Recently Issued Accounting Pronouncements
Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements”
     In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157 “Fair Value Measurements,” or SFAS 157. This Statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the standard did not have a material effect on our consolidated financial position or results of operation.
     In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” or FSP 157-2. FSP 157-2 delays the effective date of SFAS 157 for non financial assets and non financial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We are currently evaluating the impact of SFAS 157 on our consolidated financial position and results of operation for items within the scope of FSP 157-2, which will become effective beginning with our first quarter of 2009.
SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”
     In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115,” or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with our board of directors’ long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. We have elected not to value any of our financials assets and liabilities other than those required by standard prior to SFAS 159.
SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS 160. SFAS 160 improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. Our management is currently evaluating the impact, if any, the adoption of SFAS 160 will have on our financial reporting and disclosures.
SFAS No. 141(R) “Business Combination”
     In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combination,” or SFAS 141(R). SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. Our management is currently evaluating the impact, if any, the adoption of SFAS 141(R) will have on our financial reporting and disclosures.
SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”
     In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133,” or SFAS 161, which modifies and expands the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires the objectives for using derivative instruments to be disclosed in terms of underlying risk and accounting designation and requires quantitative disclosures about fair value amounts and gains and losses on derivative instruments. It also requires disclosures about credit-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Our management is currently evaluating the impact, if any, the adoption of SFAS 161 will have on our financial reporting and disclosures.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: February 17, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Chief Financial Officer